UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

140-142 Kensington Church Street

London, W8 4BN

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Appointment

On January 27, 2022, upon recommendation of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”), the Board appointed Dómhnal Slattery to serve as a director of the Company, effective immediately. Mr. Slattery has also been appointed to serve as chairman of the Board, succeeding Stephen Fitzpatrick.

Mr. Slattery is one of the world’s leading aircraft leasing pioneers and has over 30 years of experience in the aircraft leasing industry. Since 2010, Mr. Slattery has served as the Chief Executive Officer of Avolon, a global leader in aircraft leasing and a shareholder of the Company. Mr. Slattery has a track record of establishing and scaling industry leading leasing businesses, rapidly building market-leading aircraft leasing platform including the successful establishment of IAMG, RBS Aviation Capital (now SMBC Aviation) and Avolon through three business cycles – from the early 1990’s to today. Mr. Slattery has received multiple awards that honor his achievement and contribution to the aviation industry, including the award for “Outstanding Contribution to the Aviation Industry” at the Aviation Industry Awards and the Lewis L Glucksman Award for Ethical Leadership for his contribution to aviation, entrepreneurship and the arts from Glucksman Ireland House NYU. Mr. Slattery holds a Bachelor’s degree from University College Galway and completed the Accelerated Development Program from the London Business School.

As of January 27, 2022, Mr. Slattery holds a de minimis stake in the Company’s securities.

On January 27, 2022, the Company issued a press release announcing Mr. Slattery's appointment, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Committee Changes

On January 27, 2022, upon recommendation of the Nominating Committee, the Board appointed (i) Gur Kimchi as a member of the Audit Committee of the Board, (ii) Dómhnal Slattery as a member of the Nominating Committee and to serve as chairperson of the Nominating Committee, succeeding Vincent Casey as a member of the committee, (iii) Kathy Cassidy as a member of the Compensation Committee of the Board (the “Compensation Committee”) and to serve as chairperson of the Compensation Committee, succeeding Stephen Fitzpatrick as a member of the committee, and (iv) Kathy Cassidy as a member of the Certification Committee of the Board.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated January 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 27, 2022	By:	/s/ Vincent Casey
Vincent Casey
Chief Financial Officer